

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2014

Via E-mail
John Anderson
Chief Financial Officer
Trans World Entertainment Corporation
38 Corporate Circle
Albany, New York 12203

> **Re: Trans World Entertainment Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 10, 2014**
> **File No. 333-194933**

Dear Mr. Anderson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that, prior to effectiveness, you will need to file an updated auditor consent.

Exhibit 5.1 – Opinion Cahill Gordon & Reindel LLP

2. Please have counsel revise the legal opinion to also include counsel's consent to being named in the prospectus. In this regard, we note that you named counsel under the section titled "Legal Matters." Please see Section IV of Staff Legal Opinion No. 19. In addition, please have counsel revise its opinion to state that the shares currently are validly issued, fully paid and non-assessable.

Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director